MAIL STOP 03-06
	March 23, 2005

Joe Puentes, Chief Executive Officer
Pricester.com, Inc.
3900 Hollywood Blvd.
Suite 203
Hollywood, FL 33021

	RE:	Pricester.com, Inc.
		Registration Statement on Form SB-2, Amendment No. 5
		File No. 333-118993
		Filed on March 9, 2005

Dear Mr. Puentes:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 3. Please clarify the disclosure throughout your filing concerning the references to you and Pricester
Florida, such as the first sentence of the Risk Factor section. Also, disclose if Pricester Florida is a 100% subsidiary of Pricester Nevada.
2. Please update the disclosure throughout the filing to the extent practical, such as whether you have paid Proby for their services since September 15, 2004 or quantify the amount you owe to Proby as of the most recent practical date.

Cover Page
3. We note your response to comment 9. Please revise the cross-reference to the risk factors to be more prominent.

Prospectus Summary - Page 5
4. Please state in this section that your products and services have been active since January 2004 and generated revenue of $9,098 during year 2004.
5. We see your presentation of pro-forma financial information showing the effect of the merger of Pricester Florida into Pricester Nevada for the year ended December 31, 2004. Since this information is not required to be presented, please revise this filing to remove this summary information and any reference to them throughout the filing.

Risk Factors - Page 7
6. We note your response to comment 12. Please add a risk factor concerning the risk related to international sales.
7. We note your response to comment 14. Please expand the appropriate section to discuss whether you have insurance for potential risks and liabilities.

Our intellectual property rights are valuable ... harm our business -
Page 8
8. Please clarify the status of your patents, such as the number of patents you have compared to the number of your patent applications.

Our success in the Internet marketplace will depend on technical issues - Page 9
9. We note your response to comment 13. Please discuss the material interruptions and delays, such as the length and frequency of such matters. Also, expand the appropriate section to discuss the steps taken to address such matters.

We may not be successful in expanding the number of ... services -
Page 10
10. Please quantify the "significant resources" to the extent practical.

If we are unable to hire qualified personnel in designated growth areas ... plan - Page 10
11. Please expand the appropriate section to identify the "designated growth areas."

The successful completion of our business depends on ... offerings
-
Page 12
12. Please expand the appropriate section to discuss the material terms of your agreements with third-party providers.

Technological or other assaults on our service could harm our business
- Page 14
13. Please divide this risk factor into two separate risk factors. The first risk factor should discuss the types of technological or other assaults on your service and the second risk factor should discuss the risk discussed in the last two paragraphs.

Business - Page 18
14. Please tell us, with a view to disclosure, the reasons for the level of revenue considering the disclosure of the number of members, vendors, websites, visitors and hits per month.
15. We note your response to prior comment 22. Please expand the appropriate section to discuss your relationship with Xcent. Also, discuss your relationship with World Choice Travel
16. Please revise the disclosure to include your supplemental response to comment 23.
17. We note your response to comment 24. Please expand the disclosure to include your supplemental response and clarify whether you intend to track revenues by category if your revenues increase. In addition, quantify, if practical, the number of transactions which have generated your revenues. Also, revise the table on page 21 to include the products and services that you discuss in later pages, such as bold listings on page 22.
18. The disclosure that you have not yet generated any revenue from your business model conflicts with your financial statements. Please clarify.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 32
19. We note your response to comment 27. Please describe the business purpose of this transaction and other arrangements related to this transaction.

Capital and Source of Liquidity - Page 32
20. Please discuss in detail how you intend to finance the expenses and short-term debt service payments during the next 12 months. We note the amount of cash as of December 31, 2004, your current liabilities and that you expect that you will need $69,052 per month for expenses.

Results of Operations - Page 33
21. We note your response to comment 28. Please quantify the factors to the extent practical that resulted in the increase in your operating expenses in 2004. Also, disclose the basis for the statement that the compensation of officers and directors is not expected to continue.

Plan of Operations - Page 34
22. We note your response to prior comment 30. Please discuss in greater detail the "PI" such as the fee structure.
23. Please describe the status of your marketing activities. Have you made the 30 minute infomercial? Has any media agreed to air the infomercial on a PI basis? If so, who is the party and what are the terms of the contract? How much sales have you generated so far from
PI basis transactions and how much have you paid for commissions or fees?
24. We note your projections included in the three milestones. Please provide the basis of this projection in the manner required by Item
10(d) of Regulation S-B.

Executive Compensation - Page 38
25. We note your response to comment 34. However, the summary compensation table is not consistent with the disclosure concerning compensation of officers and directors in stock during 2004.
Please
revise.  Also, provide the disclosure required by Item 402 (c) -
(e)
of Regulation S-B, as applicable

Plan of Distribution and Selling Stockholders - Page 44
26. We note your response to comment 41. Please explain why James DePelisi Dennis Jordan will hold shares after the offering, when they are registering the entire shares they currently own.
27. Please disclose any position, office or other material relationship which the selling security holder has had within the past three years with you.

Changes in and Disagreements with Accountants - Page 46
28. We see your response to our prior comment no. 42.  Revise the third paragraph herein to reference the correct sections of Item
304
of Regulation S-B. Note there is no section (a)(1)(v) in Item 304 of
Regulation S-B.

Business Advantage #22, Inc. Financial Statements and Note to
Financial Statements as of and for year ended December 31, 2004
and
2003

Condensed Financial Statements - Page 50
29. We see that you describe these financial statements as "condensed".
Condensed financial statements are only permitted for interim financial statements. Please revise your description of these financial statements throughout the filing.

Note 1.  Summary of Significant Accounting Policies - Page 55
30. We note your response to our prior comment no. 47. We see your disclosure on page 55 states "the deferred income tax valuation allowance at December 31, 2004 was approximately $2,400." However, based upon your tabular information presented on page 57, the valuation allowance for the year ended appears to be $7,250. Please revise your disclosure to accurately reflect your valuation allowance as of December 31, 2004.

Note 2.  Stockholder`s Equity - Page 56
31. We see your disclosure that in August 2004 you sold 44,620 shares of common stock for $111,550 to the principle stockholder. However, we note your disclosure on page 58 and 74 that Pricester.com, Inc. received a $111,550 loan. Please revise the description of this transaction throughout your filing to consistently describe the nature of this loan so that it is not confusing to investors. We refer you to disclosures in your previous filings where you describe this transaction as a sale of 44,620 shares of common stock for $111,550 in
August 2004 to your major shareholder and the funds were then advanced to Pricester.com, Inc. (Florida).

Pricester.com, Inc.-Financial Statements and Notes to Financial
Statements as of and for the year ended December 31, 2004 and 2003

Condensed Financial Statements - Page 61
32. We see that you describe these financial statements as "condensed".
Condensed financial statements are only permitted for interim financial statements. Please revise your description of these financial statements throughout the filing.

Condensed Balance Sheet - Page 61
33. We see your par value of your common stock is $.0000001.
However,
it appears your par value of your common stock is $.000001.
Please
revise your statement of financial condition to accurately reflect the par value of your common stock.

Notes to the Condensed Financial Statements

Note 11.  Subsequent Event - Merger - Page 75
34. Refer to our prior comment 62. We see on February 9, 2005, Pricester.Com (the company) merged into Pricester.com, Inc, ("BA22") a public non reporting company (that was initially incorporated in Nevada in March 1998 as Business Advantage #22, Inc.). BA22 acquired
100% of the Company`s outstanding common stock by issuing one share of its common stock, $0.000001 par value, for each share of the Company`s, then outstanding, common stock, or 21,262,250 shares and the acquisition will treated as a reverse acquisition for accounting purposes. It is unclear to us why you do not consider this transaction a recapitalization. We believe when a public shell with no operations and nominal net assets acquires an operating company, the transaction would be accounted for as a recapitalization.
Pro
forma financial information is not presented since the combination is not a business combination. The accounting is identical to that for reverse acquisitions except that no goodwill or other intangible should be recorded. Given disclosures in the business section (page
17) and MD&A (page 31) that prior to the merger with Pricester Florida on February 9, 2005, Pricester Nevada (BA22) had no significant operations and had no control over the operations of Pricester Florida, it appears the transaction is a recapitalization. Please revise the filing to properly describe the accounting for the transaction as a recapitalization or tell us why no revisions are necessary.


Note 14.  Common Stock Options - Page 76
35. We see that you issued stock options to your directors and corporate officers during August and November 2004. Please provide the required disclosures required by paragraphs 46-48 of SFAS 123 and as amended by SFAS 148.

Pricester.com, Inc.-Pro-Forma Financial Statements

General
36. Refer to our comment in Note 11 above. We see that you have chosen to present pro-forma financial statements showing the effect of the merger of Pricester.com, Inc., a Florida Corporation, and Business Advantage No. 22, Inc., a Nevada Corporation. However, pro-forma financial statements are not required to be presented for a recapitalization because it is not considered a business combination.
Please revise this filing to remove these financial statements and any reference to them throughout the filing or tell us why no changes are necessary.

Part II

Item 27.  Exhibits
37. We see that you incorporate by reference your Exhibit 16 that was dated January 4, 2005. However, you provided this corrected information in your Amendment No. 4 to Form S-B, which was filed on
February 5, 2005. Amendment No. 4 to Form S-B was not reviewed at your request. Please obtain, provide, and include an updated Exhibit
16 that accurately reflects the appropriate filing date of your amendment 5 to Form S-B.

Exhibit 5. Legality Opinion
38. We note your response to comment 68.  Please clarify the number of
shares that have been issued and the number of shares to be issued. Also, delete the paragraph beginning "This opinion is not to be used,
circulated, quoted...."  Investors reading the registration
statement
should be allowed to rely on this opinion. In addition, file a new opinion in view of the last paragraph of the opinion.



*          *          *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tara Harkins at (202) 824-5496 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact S. Richard
Lee at (202) 942-2854 or me at (202) 942-1927 with any other questions.

      Sincerely,


      Thomas A. Jones
      Senior Attorney

cc (via fax):	Jody Walker, Esq.
      (fax: 303-220-9902)
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Pricester.com, Inc.
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